As filed with the Securities and Exchange Commission on July 30, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST COMMUNITY CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

South Carolina	6021	57-1010751
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5455 Sunset Boulevard

Lexington, South Carolina 29072

(803) 951-2265

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael C. Crapps

President and Chief Executive Officer

First Community Corporation

5455 Sunset Boulevard

Lexington, South Carolina 29072

(803) 951-2265

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Neil E. Grayson, Esq.
John M. Jennings, Esq.
Nelson Mullins Riley & Scarborough LLP
104 S. Main Street, Suite 900
Greenville, South Carolina 29601
(864) 250-2300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)		Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Fixed Rate Cumulative Perpetual Preferred Stock, Series T, $1.00 par value	11,350	$1,000	(1)	$11,350,000	$1,300.71
Total				$11,350,000

(1) Calculated in accordance with Rule 457(a).

We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 30, 2012

PRELIMINARY PROSPECTUS

FIRST COMMUNITY CORPORATION

11,350 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series T

Liquidation Preference Amount $1,000 Per Share

This prospectus relates to the potential resale from time to time of some or all of 11,350 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the “Preferred Shares”), liquidation preference amount $1,000 per share, by the United States Department of the Treasury (“Treasury”). We issued the Preferred Shares to Treasury on November 21, 2008 as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “CPP”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  Treasury may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, Treasury will be responsible for underwriting discounts or commissions or agents’ commissions, if any.

We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury.

Dividends on the Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15.  The initial dividend rate is 5% per annum through February 14, 2014, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier for cash by us.  We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for cash, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends to but excluding the date of redemption.

The Preferred Shares are not listed for trading on any stock exchange or available for quotation on any national quotation system and we do not anticipate listing the Preferred Shares.

Investing in the Preferred Shares involves risks.  See “Risk Factors” beginning on page 8 of this prospectus.

None of the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Preferred Shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

The date of this prospectus is         , 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process.  Under this shelf registration process, Treasury may, from time to time, offer and sell, in one or more offerings, the securities in this prospectus.

We will provide a prospectus supplement containing specific information about the terms of each particular offering by Treasury.  The prospectus supplement may also add, update or change information in this prospectus.  If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement.  You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under “Where You Can Find More Information” for more information.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” “our,” and the “Company” refer to First Community Corporation and its wholly owned subsidiaries, except that in the discussion of our capital stock and related matters, these terms refer solely to First Community Corporation and not to its subsidiaries.  All references to the “Bank” refer to First Community Bank, N.A. only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus or in the documents incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements (as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations promulgated thereunder), which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management and on information available at the time these statements and disclosures were prepared. Forward-looking statements include, but are not limited to:

•                  certain statements contained in “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2011;

•                  certain statements contained in “Business” in our Annual Report on Form 10-K for the year ended December 31, 2011;

•                  certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 concerning the allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses and impact of accounting pronouncements; and

•                  certain statements as to trends or events, or First Community Corporation’s or our management’s beliefs, expectations, objectives, plans, goals, intentions, estimates, projections and opinions.

These statements are included throughout this prospectus, and in the documents incorporated by reference in this prospectus, and relate to, among other things, projections of revenues, earnings, earnings per share, cash flows, capital expenditures, or other financial items, expectations regarding acquisitions, discussions of estimated future revenue enhancements, potential dispositions, and changes in interest rates. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity, and capital resources. The words “believe”, “anticipate”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, and similar terms and phrases identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a number of factors. Some of the risks, uncertainties and other factors that may cause actual results, developments and business decisions to differ materially from those anticipated by such forward-looking statements include the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2011 and the following:

•                  reduced earnings due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including, but not limited to, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

•                  the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;

•                  restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

•                  the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;

•                  results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write-down assets;

•                  reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of our securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;

•                  significant increases in competitive pressure in the banking and financial services industries;

•                  changes in the interest rate environment which could reduce anticipated or actual margins;

•                  changes in political conditions or the legislative or regulatory environment, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in federal and/or state tax laws or interpretations thereof by taxing authorities, changes in laws, rules or regulations applicable to companies that have participated in Treasury’s CPP, and other governmental initiatives affecting the financial services industry;

•                  general economic conditions, either nationally or regionally and especially in our primary service area, being less favorable than expected resulting in, among other things, a deterioration in credit quality;

•                  changes occurring in business conditions and inflation;

•                  increased funding costs due to market illiquidity, increased competition for funding, and/or increased regulatory requirements with regard to funding;

•                  changes in deposit flows;

•                  changes in technology;

•                  changes in monetary and tax policies, including confirmation of the income tax refund claims received by the Internal Revenue Service (“IRS”);

•                  changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board and the Financial Accounting Standards Board;

•                  the rate of delinquencies and amounts of loans charged-off;

•                  the rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;

•                  our ability to maintain appropriate levels of capital and to comply with our higher individual minimum capital ratios;

•                  our ability to attract and retain key personnel;

•                  our ability to retain our existing clients, including our deposit relationships;

•                  adverse changes in asset quality and resulting credit risk-related losses and expenses;

•                  loss of consumer confidence and economic disruptions resulting from terrorist activities; and

•                  other risks and uncertainties described under “Risk Factors” below.

Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov or on our website at www.firstcommunitysc.com.  After accessing our website, the filings are available upon selecting the “Investors” menu items.  However, the information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.  Written requests for copies of the documents we file with the SEC should be directed to First Community Corporation, Attn: Joseph G. Sawyer, 5455 Sunset Boulevard, Lexington, South Carolina 29072, telephone: (803) 951-2265 or email: InvestorRelations@firstcommunitysc.com.

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-1 that may be obtained as described above. Statements contained in this prospectus about the contents of any contract or other documents are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the contract or other document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual contract or other document.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules.  The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•                                          the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•                                          the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•                                          the Company’s Current Reports on Form 8-K filed with the SEC on January 3, 2012, January 19, 2012, April 18, 2012, May 18, 2012, May 21, 2012, and July 2, 2012 (excluding information furnished under Item 7.01); and

•                                          the Company’s Definitive Proxy Statement related to its 2012 annual meeting of shareholders, as filed with the SEC on April 3, 2012.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

These filings are available on our website at www.firstcommunitysc.com.  After accessing our website, the filings are available upon selecting the “Investors” menu items.  You may request  a copy of any of these filings at no cost, by writing,  telephoning us, or emailing us at First Community Corporation, Attn: Joseph G. Sawyer, 5455 Sunset Boulevard, Lexington, South Carolina 29072, telephone: (803) 951-2265 or email: InvestorRelations@firstcommunitysc.com.

SUMMARY

The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in the Preferred Shares, you should read this prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference into this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2011.

The Company

First Community Corporation is a bank holding company headquartered in Lexington, South Carolina. Our wholly-owned subsidiary, First Community Bank, N.A., operates 11 branches in the Midlands area of South Carolina, with six branches in Lexington County, two branches in Newberry County, two branches in Richland County and one branch in Kershaw County. We are a community-oriented financial institution that offers a wide-range of traditional banking products and services for small to medium sized businesses, professionals and other individuals in our markets, including commercial and consumer loan and deposit services, as well as mortgage, financial planning and investment services. We seek to be the provider of choice for financial solutions to customers in our markets who value exceptional personalized service and local decision making.

At March 31, 2012, we had total assets of $601.5 million, total gross loans of $331.1 million, total deposits of $476.9  million, and shareholders’ equity of $49.3 million.

Our principal executive offices are located at 5455 Sunset Boulevard, Lexington, South Carolina 29072, and our telephone number is (803) 951-2265. Our primary internet address is www.firstcommunitysc.com. The information contained on our web site is not part of this prospectus. Our common stock trades on the NASDAQ Capital Market under the symbol “FCCO.”

The Offering

The following summary contains material information about us and this offering.  Because it is a summary, it may not contain all of the information that is important to you.  Before making a decision to invest in the Preferred Shares, you should read this prospectus carefully, including our audited consolidated financial statements and the accompanying notes in our Annual Report of Form 10-K for the year ended December 31, 2011.

Issuer	First Community Corporation

Preferred Shares; Offering Process

11,350 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T, $1.00 par value per share. Treasury may offer to sell some or all of the Preferred Shares from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, Treasury will be responsible for underwriting discounts or commissions or agents’ commissions, if any.

Liquidation Preference

If we liquidate, dissolve or wind up (collectively, a “liquidation”), holders of the Preferred Shares will have the right to receive $1,000 per share, plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to, but not including, the date of payment, before any payments are made to holders of our common stock or any other capital stock that ranks, by its terms, junior as to rights upon liquidation to the Preferred Shares.

Dividends	Dividends on the Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. The initial dividend rate is 5% per annum through February 14, 2014, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier for cash by us.

Maturity	The Preferred Shares have no maturity date.

Rank

The Preferred Shares rank (i) senior to common stock or any other capital stock that ranks, by its terms, junior as to dividend rights and/or rights upon liquidation to the Preferred Shares (collectively, the “Junior Stock”), (ii) equally with any shares of our capital stock whose terms do not expressly provide that such class or series will rank senior or junior to the Preferred Shares as to dividend rights and/or rights upon liquidation (collectively, the “Parity Stock”) and (iii) junior to all of our existing and future indebtedness and any future senior securities, in each case as to dividend rights and/or rights upon liquidation.

Priority of Dividends

So long as the Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

Redemption

We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption.

Voting Rights

Holders of the Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Preferred Shares for six or more quarterly periods, whether or not consecutive, the holders of the Preferred Shares, voting as a single class with the holders of any other Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our Board of Directors until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) on the Preferred Shares are paid in full.

In addition, the affirmative vote of the holders of at least 66 2/3% of the outstanding Preferred Shares is required for us to authorize, create or increase the authorized number of shares of our capital stock ranking, as to dividends or amounts payable upon liquidation, senior to the Preferred Shares, to amend, alter or repeal any provision of our charter or the Certificate of Determination for the Preferred Shares in a manner that adversely affects the rights of the holders of the Preferred Shares or to consummate a binding share exchange or reclassification of the Preferred Shares or a merger or consolidation of us with another entity unless (x) the Preferred Shares remain outstanding or are converted into or exchanged for preference shares of the surviving entity or its ultimate parent and (y) the Preferred Shares remain outstanding or such preference shares have such terms that are not materially less favorable, taken as a whole, than the rights of the Preferred Shares immediately prior to such transaction, taken as a whole.

Use of Proceeds	We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury. See “Use of Proceeds” in this prospectus.

Listing	The Preferred Shares will not be listed for trading on any stock exchange nor will they be available for quotation on any national quotation system.

Risk Factors

See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before making a decision to invest in the Preferred Shares.

RISK FACTORS

An investment in our Preferred Shares is subject to risks inherent in our business, risks relating to the structure of the Preferred Shares and risks relating to the offering. The material risks and uncertainties that management believes affect your investment in the Preferred Shares are described below and in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011 incorporated by reference herein. Before making an investment decision, you should carefully consider the risks and uncertainties described below and information included or incorporated by reference in this prospectus and any prospectus supplement we file.  If any of these risks or uncertainties are realized, our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects, as well as our ability to pay dividends on the Preferred Shares, could be materially and adversely affected and the market price of the Preferred Shares could decline significantly and you could lose some or all of your investment.

Risk Factors Related to Our Business

Changes in the financial markets could impair the value of our investment portfolio.

The investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $205.7 million in 2011, as compared to $194.4 million in 2010. This represents 37.4% and 35.0% of the average earning assets for the year ended December 31, 2011 and 2010, respectively. At March 31, 2012, the portfolio was 36.7% of earning assets. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

Since the last half of 2007, the bond markets and many institutional holders of bonds have been under a great deal of stress partially as a result of the ongoing recessionary economic conditions. At March 31, 2012, we had MBSs including collateralized mortgage obligations (“CMOs”) with a fair value of $138.4 million. Of these, approximately $125.1 million were issued by government sponsored enterprises (“GSEs”) and $13.3 million by private label issuers. The market for CMOs of private label MBSs has become less liquid and the spread as compared to alternative investments has widened dramatically. To a lesser extent, MBSs issued by GSEs such as Freddie Mac and the Federal National Mortgage Association (“FNMA” or “Fannie Mae”) have been impacted and spreads have increased on these investments. These entities have also experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. In 2008 and 2009, the private label MBSs and CMOs we own incurred rating agency downgrades, many to below investment grade.

During the first quarter of 2012, we sold two below investment grade non-agency MBSs with a total book value of approximately $1.4 million. Subsequent to March 31, 2012 through May 10, 2012, we sold an additional six below investment grade non-agency MBSs with a total book value of approximately $9.8 million. The loss on the sale of these securities was approximately $1.9 million and has been offset by gains of the approximate same amount from the sale of certain agency MBSs and municipal securities. These sales have served to significantly reduce the level of below investment grade securities on our balance sheet. As of June 30, 2012, we had total CMOs by private label issuers with an amortized cost of $4.0 million. Of these CMOs, there were three investments with an amortized cost of $1.7 million downgraded to below investment grade.

Delinquencies on the underlying mortgages on all mortgage securities increased dramatically throughout 2008, 2009, 2010 and 2011 and continued to remain at high levels at March 31, 2012. We monitor these investments on a monthly basis. Increasing delinquencies and defaults in the underlying mortgages have resulted in recognizing other-than-temporary-impairment (“OTTI”) during 2009, 2010, 2011 and the first quarter of 2012. In evaluating these securities for OTTI, we use assumptions relative to continued defaults rates, loss severities on the underlying collateral and prepayment speeds. Differences in actual experience and the assumptions used could result in a loss of earnings as a result of further OTTI charges.

On September 7, 2008, Treasury, the Federal Reserve and the Federal Housing Finance Agency (“FHFA”) announced that FHFA was placing the Federal Home Loan Mortgage Corporation under conservatorship. Due to these actions, we took an OTTI charge of $8.1 million in the third quarter of 2008 relating to the Freddie Mac preferred stock that we held. This charge, along with our second quarter of 2008 charge of $6.1 million related to our investment in preferred stock issued by Freddie Mac, eliminated any further direct material exposure in our investment portfolio to Freddie Mac equity securities.

As of March 31, 2012 and December 31, 2011, our securities, all of which are classified as “Available for Sale,” that have unrealized losses were not considered to be “other than temporary” and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain substantial liquidity which supports our intent and ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover and we were to sell these securities at a loss, it could adversely affect our net income and possibly our capital.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continuing uncertainty in 2012. As a result, commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies in general to raise capital or borrow in the debt markets. As a result, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, including by issuing a historically high number of formal enforcement orders over the past three years. In addition, significant new federal laws and regulations have been adopted relating to financial institutions, including, without limitation, the Emergency Economic Stabilization Act of 2008, Treasury’s CPP, the American Recovery and Reinvestment Act and the Dodd-Frank Act. Furthermore, the potential exists for additional federal or state laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations by issuing formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation, regulations and bank examination practices in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

In response to the challenges facing the financial services sector, a number of regulatory and legislative actions have been enacted or announced. There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also result in declines in our investment portfolio which could be “other-than-temporary impairments.”

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•                  the duration of the credit;

•                  credit risks of a particular customer;

•                  changes in economic and industry conditions; and

•                  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

•                  an ongoing review of the quality, mix and size of our overall loan portfolio;

•                  our historical loan loss experience;

•                  evaluation of economic conditions;

•                  regular reviews of loan delinquencies and loan portfolio quality; and

•                  the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our actual loan losses could exceed our allowance for loan losses. As of March 31, 2012, approximately 4.5% of our loan portfolio was composed of construction loans, 67.8% was comprised of commercial mortgage loans and 6.3% was comprised of commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

Economic challenges, especially those affecting Lexington, Richland, Newberry, and Kershaw Counties and the surrounding areas, may reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets of Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area. The current economic downturn has negatively affected the markets in which we operate and, in turn, the size and quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business could be adversely impacted. A continuation of the economic downturn or prolonged recession would likely result in reductions in the size of our loan portfolio and the continued deterioration of the quality of our loan portfolio and could reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 74.9% of our interest income for the year ended December 31, 2011 and 76.6% of our interest income for the three months ended March 31, 2012. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, there may be less demand for new loans and borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as the bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC’s Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank’s average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank’s overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.

As of March 31, 2012, we had approximately $234.1 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 70.7% of our total loans outstanding as of that date. Approximately 29.4%, or $68.9 million, of this real estate collateral consist of owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of March 31, 2012, approximately 92.2% of our loans (excluding loans held for sale) had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which could be exacerbated by potential climate change and may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Changes in prevailing interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest- earning assets, such as loans and MBSs, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, we believe it is more likely than not a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Michael C. Crapps, our president and chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our business. If we lose the services of Mr. Crapps, he would be difficult to replace and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and seriously harm our business, results of operations, and financial condition.

Because of our participation in Treasury’s CPP, we are subject to several restrictions including restrictions on compensation paid to our executives.

Pursuant to the terms of the CPP Purchase Agreement between us and Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the Warrant. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers. If Treasury elects to sell all of the Preferred Shares, these executive compensation and corporate governance standards will no longer be applicable.

The American Recovery and Reinvestment Act of 2009 has imposed additional and broader compensation restrictions on CPP participants, which restrictions have been implemented by additional regulations, requiring significant time, effort, and resources on our part to ensure compliance. The evolving regulations regarding compensation may restrict our ability to compete successfully for executive and management talent.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices.

We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. As of March 31, 2012, the bank exceeded each of these ratios and remains “well capitalized.”

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See also “Risk Factors—Recent negative developments in the financial industry and the domestic and international credit markets may adversely impact our operations and results.”

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America and the General Assembly of the State of South Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business.

The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules is uncertain.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world, known as Basel III. Basel III calls for increases in the requirements for minimum common equity, minimum Tier 1 capital and minimum total capital for certain systemically important financial institutions, to be phased in over time until fully phased in by January 1, 2019. Any regulations adopted for systemically significant institutions may also be applied to or otherwise impact other financial institutions such as the Company or the banks.

Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company, and non-bank financial companies that are supervised by the Federal Reserve Board. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, will no longer be permitted to issue new trust preferred securities that count toward their Tier 1 capital. While the Basel III changes and other regulatory capital requirements will likely result in generally higher regulatory capital standards, it is difficult at this time to predict how any new standards will ultimately be applied to the Company and the bank.

In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

The application of more stringent capital requirements for the Company or the bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements.

Our future growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. To support our future growth, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

Our historical operating results may not be indicative of our future operating results.

Our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may negatively impact our operations and may impede our ability to expand our market presence.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the bank. Any such losses could have a material adverse affect on our financial condition and results of operations.

We will face risks with respect to expansion through acquisitions or mergers.

From time to time we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•                  the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

•                  the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•                  the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and

•                  the risk of loss of key employees and customers.

In addition, there can be no assurances as to when or whether we will be permitted by our regulators to acquire banks, banking branches or other bank assets.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of March 31, 2012, approximately $10.9 million of our loans, or 18.0% of our bank’s regulatory capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which five loans totaling approximately $688 thousand had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank’s capital. At March 31, 2012, $8.8 million of our commercial loans, or 14.5% of our bank’s regulatory capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Legislation or regulatory changes related to the Series T Preferred Stock and the Warrant that we issued to Treasury pursuant to the CPP could adversely affect our business.

Legislation that has been adopted after we closed on our sale of the Series T Preferred Stock and the Warrant on November 21, 2008, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our TARP Transaction with Treasury. The terms of our TARP Transaction have been altered since we closed on our sale of Series T Preferred Stock and the Warrant in ways that create additional restrictions, complexity and compliance time and expense with respect to compensation. The terms may be further altered in ways that we believe could adversely affect our ability to effectively manage our business. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The effects of such enacted and potential future legislation and regulation programs on us cannot reliably be determined at this time.

We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect our business.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition. In addition, a disruption in our operations resulting from failure of transportation and telecommunication systems, loss of power, interruption of other utilities, natural disaster, fire, global climate changes, computer hacking or viruses, failure of technology, terrorist activity or the domestic and foreign response to such activity or other events outside of our control could have an adverse impact on the financial services industry as a whole and/or on our business. Our business recovery plan may not be adequate and may not prevent significant interruptions of our operations or substantial losses.

Negative public opinion surrounding our Company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

The change of control rules under Section 382 of the Internal Revenue Code could limit our ability to use net operating loss carryforwards to reduce future taxable income, if we were to undergo a change of control.

We have net operating loss (“NOL”) carryforwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. Our use of our NOL carryforwards would be limited, however, under Section 382 of the Internal Revenue Code, if we were to undergo a change in ownership of more than 50% of our capital stock over a three-year period as measured under Section 382 of the Internal Revenue Code. These complex change of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of our stock, including certain public “groups” of shareholders as set forth under Section 382 of the Internal Revenue Code, including those arising from new stock issuances and other equity transactions.

Whether a change in ownership occurs in the future is largely outside of our control, and there can be no assurance that such a change will not occur. If we experience an ownership change, the resulting annual limit on the use of our NOL carryforwards (which generally would equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of our capital stock immediately before the ownership change, then increased by certain existing gains recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change) could result in a meaningful increase in our federal and state income tax liability in future years. Whether an ownership change occurs by reason of public trading in our stock is largely outside of our control, and the determination of whether an ownership change has occurred is complex. No assurance can be given that we will not in the future undergo an ownership change that would have an adverse effect on the value of our stock.

If we are required to take an additional valuation allowance to our deferred tax asset in the future, our earnings and capital position may be adversely impacted.

Deferred income tax represents the tax impact of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by us to determine if they are realizable. Factors in our determination include the ability to carry back or carry forward net operating losses and the performance of the business including the ability to generate taxable income from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance against the deferred tax asset must be established with a corresponding charge to income tax expense.

Analysis of our ability to realize deferred tax assets requires us to apply significant judgment and is inherently subjective because it requires the future occurrence of circumstances that cannot be predicted with certainty. The determination of how much of the net operating losses we will be able to utilize and, therefore, how much of the valuation allowance that may be reversed and the timing is based on our future results of operations and the amount and timing of actual loan charge-offs and asset writedowns. The resulting loss could have a material adverse effect on our results of operations and financial condition and could also decrease the bank’s regulatory capital.

We are subject to risks in the event of certain borrower default, which could have an adverse impact on our liquidity position and results of operations.

We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of certain borrower defaults, which could adversely affect our liquidity position, results of operations, and financial condition. When we sell mortgage loans, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which the loans were originated. In the event of a breach of any of the representations and warranties related to a loan sold, we could be liable for damages to the investor up to and including a “make whole” demand that involves, at the investor’s option, either reimbursing the investor for actual losses incurred on the loan or repurchasing the loan in full. Our maximum exposure to credit loss in the event of a make whole loan repurchase claim would be the unpaid principal balance of the loan to be repurchased along with any premium paid by the investor when the loan was purchased and other minor collection cost reimbursements. While we have taken steps to enhance our underwriting policies and procedures, these steps might not be effective and might not lessen the risks associated with loans sold in the past. If repurchase demands increase, our liquidity position, results of operations, and financial condition could be adversely affected.

The amount of our other real estate owned (“OREO”) may increase, resulting in additional OREO-related losses, and costs and expenses that will negatively affect our operations.

It is possible that the balance of OREO could increase in 2012 and future years. Our level of OREO is affected by, among other things, the continued deterioration of the residential and commercial real estate markets and the tightening of the credit market. As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate likewise increase. Any additional increase in losses, and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in the current market of reduced real estate values and excess inventory, which may continue to make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and may reduce our ultimate realization from any OREO sales. In addition, we are required to reflect the fair market value of our OREO in our financial statements. If the OREO declines in value, we are required to recognize a loss in connection with continuing to hold the property. As a result, declines in the value of our OREO have a negative effect on our results of operations and financial condition.

Our use of appraisals in deciding whether to make a loan on or secured by real property or how to value such loan in the future may not accurately describe the net value of the real property collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values in our market area have experienced changes in value in relatively short periods of time, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals to establish the value of our OREO and to determine certain loan impairments. If appraisals are inaccurate, our financial statements may not reflect the correct value of OREO, and our allowance for loan losses may not reflect accurate loan impairments. The valuation of the property may negatively impact the continuing value of such loan or OREO and could adversely affect our results of operations and financial condition.

We are subject to liquidity risk in our operations.

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses, and capital expenditures. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole, given the recent turmoil faced by banking organizations in the domestic and worldwide credit markets. Currently, we have access to liquidity to meet our current anticipated needs; however, our access to additional borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our results of operations.

Our compensation expense may increase substantially after Treasury’s sale of the Preferred Shares.

As a result of our participation in the CPP, among other things, we are subject to Treasury’s current standards for executive compensation and corporate governance for the period during which Treasury holds any of our Preferred Shares.  These standards were most recently set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance, published June 15, 2009.  If Treasury elects to sell all of the Preferred Shares, these executive compensation and corporate governance standards will no longer be applicable and our compensation expense for our executive officers and other senior employees may increase substantially.

Risk Factors Related to an Investment in the Preferred Shares

The Preferred Shares are equity and are subordinated to all of our existing and future indebtedness; we are highly dependent on dividends and other amounts from our subsidiaries in order to pay dividends on, and redeem at our option, the Preferred Shares, which are subject to various prohibitions and other restrictions; and the Preferred Shares place no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

The Preferred Shares are equity interests in the Company and do not constitute indebtedness. As such, the Preferred Shares, like our common stock, rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of perpetual preferred stock like the Preferred Shares, there is no stated maturity date (although the Preferred Shares are subject to redemption at our option) and dividends are payable only if, when and as authorized and declared by our board of directors and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time.

If (i) there shall in the future occur and be continuing an event of default under the terms of the Company’s trust preferred securities or (ii) the Company shall in the future give notice of its election to defer payments of interest on the trust preferred  securities or such a deferral shall occur and be continuing, then the Company may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (including the Preferred Shares).

The Preferred Shares are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.  Furthermore, the Company is a legal entity that is separate and distinct from its subsidiaries, and its subsidiaries have no obligation, contingent or otherwise, to make any payments in respect of the Preferred Shares or to make funds available therefor.  Because the Company is a holding company that maintains only limited cash at that level, its ability to pay dividends on, and redeem at its option, the Preferred Shares will be highly dependent upon the receipt of dividends, fees and other amounts from its subsidiaries, which, in turn, will be highly dependent upon the historical and projected results of operations, liquidity, cash flows and financial condition of its subsidiaries.  In addition, the right of the Company to participate in any distribution of assets of any of its subsidiaries upon their respective liquidation or reorganization will be subject to the prior claims of the creditors (including any depositors) and preferred equity holders of the applicable subsidiary, except to the extent that the Company is a creditor, and is recognized as a creditor, of such subsidiary.  Accordingly, the holders of the Preferred Shares will be structurally subordinated to all existing and future obligations and preferred equity of the Company’s subsidiaries.

There are also various legal and regulatory prohibitions and other restrictions on the ability of the Company’s depository institution subsidiaries to pay dividends, extend credit or otherwise transfer funds to the Company or affiliates.  Such dividend payments are subject to regulatory tests, generally based on current and retained earnings of such subsidiaries and other factors, and, may require regulatory approval in the future.  The Company’s depository institution subsidiary currently has the ability to pay dividends to the Company up to 100% of its net income in any calendar year without obtaining  regulatory approval.  Dividend payments to the Company from its depository institution subsidiaries may also be prohibited if such payments  would impair the capital of the applicable subsidiary and in certain other cases.  In addition, regulatory rules limit the aggregate amount of a depository institution’s loans to, and investments in, any single affiliate in varying thresholds and may prevent the Company from borrowing from their depository institution subsidiaries and require any permitted borrowings to be collateralized.

The Company also is subject to various legal and regulatory policies and requirements impacting the Company’s ability to pay dividends on, or redeem, the Preferred Shares.  Under the Federal Reserve’s capital regulations, in order to ensure Tier 1 capital treatment for the Preferred Shares, the Company’s redemption of any of the Preferred Shares must be subject to prior regulatory approval.  The Federal Reserve also may require the Company to consult with it prior to increasing dividends.  In addition, as a matter of policy, the Federal Reserve may restrict or prohibit the payment of dividends if (i) the Company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the Company’s prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital ratios; or (iv) the Federal Reserve otherwise determines that the payment of dividends would constitute an unsafe or unsound practice.  Recent and future regulatory developments may result in additional restrictions on the Company’s ability to pay dividends.

In addition, the terms of the Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Shares or to which the Preferred Shares will be structurally subordinated.

An active trading market for the Preferred Shares may not develop or be maintained.

The Preferred Shares are not currently listed on any securities exchange or available for quotation on any national quotation system, and we do not plan to list, or make available for quotation, the Preferred Shares in the future. There can be no assurance that an active trading market for the Preferred Shares will develop or, if developed, will be maintained. If an active market is not developed and maintained, the market value and liquidity of the Preferred Shares may be materially and adversely affected.

The Preferred Shares may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the Preferred Shares then outstanding, voting as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Preferred Shares. The terms of any such future preferred stock expressly senior to the Preferred Shares may prohibit or otherwise restrict dividend payments on the Preferred Shares. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Preferred Shares, and no Preferred Shares may be repurchased, redeemed, or otherwise acquired by us. In addition, in the event of our liquidation, dissolution or winding-up, the terms of any such senior preferred stock would likely prohibit us from making any payments on the Preferred Shares until all amounts due to holders of such senior preferred stock are paid in full.

Holders of the Preferred Shares have limited voting rights.

Unless and until we are in arrears on our dividend payments on the Preferred Shares for six quarterly periods, whether or not consecutive, the holders of the Preferred Shares will have no voting rights except with respect to certain fundamental changes in the terms of the Preferred Shares and certain other matters and except as may be required by applicable law. If dividends on the Preferred Shares are not paid in full for six quarterly periods, whether or not consecutive, the total number of positions on the Company’s board of directors will automatically increase by two and the holders of the Preferred Shares, acting as a class with any other shares of our preferred stock with parity voting rights to the Preferred Shares, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Preferred Shares—Voting Rights” in this prospectus.

We are subject to extensive regulation, and ownership of the Preferred Shares may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended (the “BHCA”), and federal and state banking regulations, that impact the rights and obligations of owners of the Preferred Shares, including, for example, our ability to declare and pay dividends on, and to redeem, the Preferred Shares.   Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition,  if the Preferred Shares become “voting securities”, then (a) any bank holding company or foreign bank that  is subject to the BHCA may need approval  to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need  regulatory approval  to acquire or retain 10% or more of the Preferred Shares.  A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

If we redeem the Preferred Shares, you may be unable to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time, subject to prior regulatory approval.  If we choose to redeem the Preferred Shares in part, we have been informed by the Depository Trust Company (“DTC”) that it is their current practice to determine by lot the amount of the interest of each direct participant (through which beneficial owners hold their interest) to be redeemed.  If we choose to redeem the Preferred Shares, we are likely to do so if we are able to obtain a lower cost of capital.  If prevailing interest rates are relatively low if or when we choose to redeem the Preferred Shares, you generally will not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return. Furthermore, if we redeem the Preferred Shares in part, the liquidity of the outstanding Preferred Shares may be limited.

If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially and could have a material adverse effect on our liquidity and cash flows.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time.  If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5.0% per annum to 9.0% per annum, which could have a material adverse effect on our liquidity and cash flows. See “Description of Preferred Shares—Redemption and Repurchases” in this prospectus.   Any redemption by us of the Preferred Shares would require prior regulatory approval from the Federal Reserve.  We may obtain such regulatory approval and redeem the Preferred Shares for cash.

Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws in connection with a purchase of Preferred Shares may be limited.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress.  The FTCA bars claims for fraud or misrepresentation.  At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws.  In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof.  Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus, the registration statement of which this prospectus or the documents incorporated by reference in this prospectus are a part or resulting from any other act or omission in connection with the offering of the Preferred Shares by Treasury would likely be barred.

USE OF PROCEEDS

The Preferred Shares offered by this prospectus are being sold for the account of Treasury.  Any proceeds from the sale of these Preferred Shares will be received by Treasury for its own account, and we will not receive any proceeds from the sale of any Preferred Shares offered by this prospectus.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	(unaudited)
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009		Year Ended December 31, 2008	Year Ended December 31, 2007
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)	1.66	1.37	1.61	1.24	N/A	(2)	0.34	1.36

(1)   Earnings have been calculated by adding combined fixed charges to consolidated income from continuing operations.  Combined fixed charges consist of interest expense, amortization of deferred financing costs and preferred stock dividends.  For all periods, we computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges.  If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5.0% to 9.0% per annum, which would adversely affect our ratio of earnings to combined fixed charges and preferred stock dividends.

(2)   Ratio is less than one; earnings were inadequate to cover fixed charges.  The dollar amount of the coverage deficiency for the fiscal year ended December 31, 2009 was $10,775,000.

DESCRIPTION OF PREFERRED SHARES

This section summarizes specific terms and provisions of the Preferred Shares. The description of the Preferred Shares contained in this section is qualified in its entirety by the actual terms of the Preferred Shares, as are stated in the Certificate of Designations of the Series T Preferred Stock to the Company’s Articles of Incorporation, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K  filed on November 25, 2008 and incorporated by reference into this prospectus.  See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

General

The Preferred Shares constitutes a series of our perpetual, cumulative, preferred stock, consisting of 11,350 shares, par value $1.00 per share, having a liquidation preference amount of $1,000 per share. The Preferred Shares have no maturity date. We issued the Preferred Shares to Treasury on November 21, 2008 in connection with the CPP for an aggregate purchase price of $11.35 million in a private placement exempt from the registration requirements of the Securities Act. The Preferred Shares qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate. Dividends on the Preferred Shares are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 5% per annum from November 21, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Preferred Shares) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Preferred Shares are cumulative. If for any reason our board of directors does not declare a dividend on the Preferred Shares for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Preferred Shares any dividend in excess of the dividends on the Preferred Shares that are payable as described above. There is no sinking fund with respect to dividends on the Preferred Shares.

Priority of Dividends. So long as the Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company.  We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Preferred Shares, the terms of which do not expressly provide that such class or series will rank senior or junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.  We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Preferred Shares will be entitled to receive for each share of the Preferred Shares, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Preferred Shares, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Preferred Shares (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Preferred Shares and the holders of any other class or series of our stock ranking equally with the Preferred Shares, the holders of the Preferred Shares and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Preferred Shares, neither a merger or consolidation of the Company with another entity, including a merger or consolidation in which the holders of Preferred Shares receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases

We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Preferred Shares by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Preferred Shares must state: (i) the redemption date; (ii) the number of Preferred Shares to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Preferred Shares, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Securities Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any Preferred Shares, we may not repurchase any Preferred Shares from any other holder of such shares unless we offer to repurchase a ratable portion of the Preferred Shares then held by Treasury on the same terms and conditions.

Preferred Shares that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Preferred Shares.

No Conversion Rights

Holders of the Preferred Shares have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Preferred Shares do not have voting rights other than those described below, except to the extent specifically required by South Carolina law.

Whenever dividends have not been paid on the Preferred Shares for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Preferred Shares will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) for all past dividend periods on all outstanding Preferred Shares have been paid in full at which time this right will terminate with respect to the Preferred Shares, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Preferred Shares.

There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the Preferred Directors. No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Preferred Shares and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Preferred Shares and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding Preferred Shares voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Preferred Shares are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends” above) upon which voting rights similar to those of the Preferred Shares have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become “voting securities” for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition,  if the Preferred Shares become “voting securities”, then (a) any bank holding company or foreign bank that  is subject to the BHCA may need approval  to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need  regulatory approval  to acquire or retain 10% or more of the Preferred Shares.  A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

In addition to any other vote or consent required by South Carolina law or by our Articles of Incorporation, the vote or consent of the holders of at least 66-2/3% of the outstanding Preferred Shares, voting as a separate class, is required in order to do the following:

•                  amend or alter our Articles of Incorporation or the Certificate of Designations for the Preferred Shares to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•                  amend, alter or repeal any provision of our [Amended and Restated Articles of Incorporation] or the Certificate of Designations for the Preferred Shares in a manner that adversely affects the rights, preferences, privileges or voting powers of the Preferred Shares; or

•                  consummate a binding share exchange or reclassification involving the Preferred Shares or a merger or consolidation of the Company with another entity, unless (i) the Preferred Shares remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Preferred Shares remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Preferred Shares immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, including authorized Preferred Shares necessary to satisfy preemptive or similar rights granted by us to other persons prior to November 21, 2008,  and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Preferred Shares with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Preferred Shares and will not require the vote or consent of the holders of the Preferred Shares.

To the extent holders of the Preferred Shares are entitled to vote, holders of Preferred Shares will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Preferred Shares would otherwise be required, all outstanding Preferred Shares have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Preferred Shares to effect the redemption.

Book-Entry Procedures

DTC will act as securities depositary for the Preferred Shares.  We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co.  These certificates will represent the total aggregate number of Preferred Shares sold in the auction.  We will deposit these certificates with DTC or a custodian appointed by DTC.  We will not issue certificates to you for the Preferred Shares that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Preferred Shares will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures.  Book-entry interests in the Preferred Shares may be transferred within DTC in accordance with procedures established for these purposes by DTC.  Each person owning a beneficial interest in the Preferred Shares must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Preferred Shares.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.  DTC holds securities that its participants (“Direct Participants”) deposit with DTC.  DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates.  Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).  The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase Preferred Shares within the DTC system, the purchase must be by or through a Direct Participant.  The Direct Participant will receive a credit for the Preferred Shares on DTC’s records.  You, as the actual owner of the Preferred Shares, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership.  DTC’s records reflect only the identity of the Direct Participants to whose accounts Preferred Shares are credited.

You will not receive written confirmation from DTC of your purchase.  The Direct or Indirect Participants through whom you purchased Preferred Shares should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings.  The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our charter, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Preferred Shares will be sent to Cede & Co.  If less than all of the Preferred Shares are being redeemed, DTC will reduce each Direct Participant’s holdings of Preferred Shares in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Preferred Shares.  Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date.  The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the Preferred Shares are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Preferred Shares will be made directly to DTC’s nominee (or its successor, if applicable).  DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Preferred Shares at any time by giving reasonable notice to us.  Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Preferred Shares.  In that event, we will print and deliver certificates in fully registered form for Preferred Shares.  If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue Preferred Shares in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Preferred Shares will be made in immediately available funds.  Secondary market trading among DTC’s Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

SELLING SHAREHOLDER

The table below sets forth information concerning the resale of the Preferred Shares by Treasury. We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury. Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Other than through its role as a regulator and the acquisition of the Preferred Shares, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Treasury acquired the Preferred Shares as part of the Troubled Asset Relief Program, which was established pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”). EESA was enacted into law on October 3, 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.

The following description was provided by Treasury and is derived from the website of Treasury. Treasury is the executive agency of the United States government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities, such as advising the President of the United States on economic and financial issues, encouraging sustainable economic growth and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation’s financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments, and international financial institutions to encourage global economic growth, raise standards of living and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats and improving the safeguards of our financial systems. In addition, under the EESA, Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system.

The doctrine of sovereign immunity, as limited by the FTCA, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof.  Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offering to which this prospectus relates likely would be barred.  See “Risk Factors — Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws in connection with a purchase of Preferred Shares may be limited.”

The table below sets forth information with respect to the number of Preferred Shares beneficially owned by Treasury as of July 30, 2012, the number of Preferred Shares that may be offered by Treasury from time to time pursuant to this prospectus. The percentages below are calculated based on 11,350 Preferred Shares issued and outstanding as of July 30, 2012.

	Beneficial Ownership Prior to the Offering(1)(2)
Name and Address of Beneficial Owner	Number of Preferred Shares Beneficially Owned(1)	Percent	Preferred Shares Being Offered
United States Department of the Treasury 1500 Pennsylvania Avenue, N.W. Washington, D.C. 20220	11,350	100%	11,350

(1)         In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Preferred Shares over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days.

(2)         Treasury also owns a warrant to purchase 195,915 of the shares of our common stock.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of the Preferred Shares. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is limited to investors who will hold the Preferred Shares as capital assets and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. This discussion does not address the tax consequences to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, governments and governmental entities, broker-dealers, partnerships and their partners, tax-exempt organizations, investors that will hold the Preferred Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, U.S. expatriates, or U.S. holders that have a functional currency that is not the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any alternative minimum tax consequences or any state, local or non-U.S. tax consequences. Each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of the Preferred Shares.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of the Preferred Shares and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. You are a “non-U.S. holder” if you are a beneficial owner of the Preferred Shares that is an individual, corporation, estate or trust that is not a U.S. holder.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of the Preferred Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Preferred Shares, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the Preferred Shares.

U.S. Holders

Distributions on the Preferred Shares.  In general, if distributions are made with respect to the Preferred Shares, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the Preferred Shares. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “Sale or Redemptions of the Preferred Shares.”

Dividends received by individual holders of the Preferred Shares will generally be subject to a reduced maximum tax rate of 15% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends that are paid to individual shareholders with respect to Preferred Shares that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Preferred Shares become ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. The 15% dividend rate is scheduled to expire December 31, 2012, at which time the rate will revert back to ordinary income rates previously in effect and applicable to dividends unless the Code is amended to provide for a different rate. In addition, under the Health Care and Education Reconciliation Act of 2010, dividends received after December 31, 2012 by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. You should consult your own tax advisors regarding the implications of these rules in light of your particular circumstances.

Dividends received by corporate holders of the Preferred Shares may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059, a corporate holder that has held shares for two years or less before the dividend announcement date generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. Individual holders of Preferred Shares that receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such Preferred Shares as long-term capital losses to the extent of such dividends.  We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Preferred Shares.  On the sale or exchange of the Preferred Shares to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your tax basis in the Preferred Shares. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

On the redemption of Preferred Shares by us, your surrender of the Preferred Shares for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Preferred Shares or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of Preferred Shares (as discussed above) if:

•                  the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•                  your interest in the Preferred Shares and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•                  the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only the Preferred Shares and other equity interests in us that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Preferred Shares will be treated as a distribution that is subject to the tax treatment described above under “Distributions on the Preferred Shares.” The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the Preferred Shares. Your tax basis in the redeemed Preferred Shares should be transferred to your remaining Preferred Shares. If, however, you have no remaining Preferred Shares, your basis could be lost.

Any redemption proceeds that are attributable to any declared but unpaid dividends on the Preferred Shares will generally be subject to the rules described above under “U.S. Holders - Distributions on the Preferred Shares.”

We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Information Reporting and Backup Withholding.  Information reporting will generally apply to noncorporate U.S. holders with respect to payments of dividends on the Preferred Shares and to certain payments of proceeds on the sale or other disposition of the Preferred Shares. Certain noncorporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Preferred Shares and certain payments of proceeds on the sale or other disposition of the Preferred Shares unless the beneficial owner of the Preferred Shares furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service (the “IRS”).

Non-U.S. Holders

Distributions on the Preferred Shares.  Distributions treated as dividends as described above under “U.S. Holders — Distributions on the Preferred Shares” paid to a non-U.S. holder of the Preferred Shares will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty or an exemption from withholding for dividends effectively connected to a U.S. trade or business, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax benefits. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Sale or Redemption of the Preferred Shares.  A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption (except as discussed below) or other disposition of the Preferred Shares except for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the sale or disposition, (ii) gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (iii) non-U.S. holders that are subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates, and (iv) gain if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

We would not be treated as a “United States real property holding corporation” if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in a capacity as a creditor.  To the extent that we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and a non-U.S. holder was not eligible for a treaty exemption, any gain on the sale of our Preferred Shares would be treated as effectively connected with a trade or business within the United States and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.  Gain that is treated as effectively connected with a trade or business within the United States will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder was a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise.  Any such effectively connected income received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

A payment made to a non-U.S. holder in redemption of the Preferred Shares may be treated as a dividend, rather than as a payment in exchange for such stock, in the circumstances discussed above under “U.S. Holders — Sale or Redemption of the Preferred Shares,” in which event such payment would be subject to tax as discussed above under “—Distributions on the Preferred Shares.” Prospective investors should consult their own tax advisors to determine the proper tax treatment of any payment received in redemption of the Preferred Shares.

Information Reporting and Backup Withholding.  Information returns will be filed with the IRS reporting payments of dividends on the Preferred Shares and the amount of tax, if any, withheld with respect to those payments. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Preferred Shares and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on the Preferred Shares or on the proceeds from a sale or other disposition of the Preferred Shares. Satisfaction of the certification procedures required to claim a reduced rate of withholding under a treaty described above in the section titled “Distributions on the Preferred Shares” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

New Legislation Relating to Foreign Accounts

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation generally imposes a 30% withholding tax on dividends on or gross proceeds from the sale or other disposition of Preferred Shares paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Under recently issued IRS guidance, these rules generally would apply to payments of dividends on the Preferred Shares made after December 31, 2013, and payments of gross proceeds from a disposition of the Preferred Shares made after December 31, 2014. Prospective investors should consult their tax advisors regarding this legislation.

PLAN OF DISTRIBUTION

We are registering the Preferred Shares for Treasury.

We will pay the costs and fees of registering the Preferred Shares and other expenses related to the registration of the Preferred Shares. However, Treasury will pay any underwriting discounts or commissions or other amounts payable to underwriters, dealers or agents, or any transfer taxes or other expenses associated with the sale of the securities, on behalf of Treasury. We have agreed to provide certain indemnification to Treasury against certain liabilities, including certain liabilities under the Securities Act, in connection with this offering.

Treasury will act independently of the Company in making decisions with respect to the timing, manner and size of each sale of the Preferred Shares.

The Preferred Shares may be sold from time to time by Treasury as described in and subject to any restrictions in the applicable prospectus supplement from time to time in any of the following ways:

•  on any national securities exchange or quotation service on which the Preferred Shares may be listed or quoted at the time;

•  in the over-the-counter market;

•  in transactions otherwise than on these exchanges or in the over-the-counter market or in any combination of such transactions;

•  through the writing of options, whether the options are listed on an options exchange or otherwise;

•  through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•  through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•  in privately negotiated transactions;

•  in short sales;

•  through transactions in which broker-dealers may agree with Treasury to sell a specified number of such shares at a stipulated price per share obtained in the open market or through auctions;

•  through a combination of any such methods of sale; and

•  any other method permitted pursuant to applicable law.

If Treasury uses underwriters in the sale of some or all of the securities covered by this prospectus, the underwriters will acquire the securities for their own account. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated otherwise, the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased.

Unless otherwise indicated, when securities are sold through an agent, the designate agent will agree, for the period of its appointment as agent, to use its best efforts to sell the securities for the account of Treasury and will receive commissions from Treasury.

Broker-dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from Treasury and/or the purchasers of securities for whom such broker-dealers, agents or underwriters may act as agents or to whom they sell as principal, or both (this compensation to a particular broker-dealer might be in excess of customer commissions).

Treasury may also sell offered securities directly. In this case, no underwriters or agents would be involved.

The securities may be sold from time to time in one or more transactions, and in any combination of transactions:

•            at fixed prices, which may be changed;

•            at market prices prevailing at the time of the sale;

•            at varying prices determined at the time of sale; or

•            at negotiated prices.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may also be sold under Rule 144 or Rule 144A in certain instances, rather than pursuant to this prospectus. In addition to selling the securities under this prospectus, Treasury may transfer the securities in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. Treasury may also transfer the shares by other means not described in this prospectus. Moreover, Treasury may decide not to sell any securities offered hereby.

In addition, in connection with the sale of the securities or otherwise, Treasury may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions, which may in turn engage in short sales of the common stock issuable upon exercise of the Warrant in the course of hedging the positions they assume. Treasury may also sell short the common stock issuable upon exercise of the Warrant and deliver common stock to close out short positions, or loan or pledge the Preferred Shares or the common stock issuable upon exercise of the Warrant to broker-dealers that in turn may sell these securities.

In connection with resales of the securities or otherwise, Treasury may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities and deliver securities to close out such short positions, or loan or pledge common stock to broker-dealers that in turn may sell such securities. Such transactions may be effected by Treasury at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Treasury may effect such transactions by selling the securities to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts or commissions from Treasury and may receive commissions from the purchasers of the securities for whom they may act as agent (which discounts or commissions from Treasury or such purchasers will not exceed those customary in the type of transactions involved).

In offering the securities covered by this prospectus, Treasury and any broker-dealers who execute sales for Treasury may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by Treasury and the commission, discounts and any other compensation of any broker-dealer or any profits in resales of the securities by broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. Persons who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Treasury and any underwriters and distribution participants will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by Treasury. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Underwriters and others who are deemed to be underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, upon being notified by Treasury that a material arrangement has been entered into with a broker, dealer, agent or underwriter for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such prospectus supplement will disclose:

•                  the name of the selling securityholders and any participating broker, dealer, agent or underwriter;

•                  the number and type of securities involved;

•                  the price at which such securities were sold;

•                  any securities exchanges on which such securities may be listed;

•                  the commissions paid or discounts or concessions allowed to any such broker, dealer, agent or underwriter where applicable; and

•                  other facts material to the transaction.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Preferred Shares are not listed on a national securities exchange or any securities market. We do not intend to list the Preferred Shares on any exchange. No assurance can be given as to the liquidity of the trading market, if any, for the Preferred Shares.

LEGAL MATTERS

The validity of the Preferred Shares offered by this prospectus and certain other legal matters will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been incorporated by reference in this prospectus in reliance upon the report of Elliott Davis, LLC, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$1,300.71
Accounting fees and expenses	25,000.00
FINRA filing fee	2,000.00
Legal fees and expenses	85,000.00
Printing expenses and miscellaneous	15,000.00
Total	$128,300.71

Item 14.  Indemnification of Directors and Officers.

The bylaws of First Community require the Company to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of service by such person as a director of the Company or its subsidiary bank or any other corporation which he served as such at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

Under the bylaws, indemnification will be disallowed if it is established that the director (i) appropriated, in violation of his duties, any business opportunity of the Company, (ii) engaged in willful misconduct or a knowing violation of law, (iii) permitted any unlawful distribution, or (iv) derived an improper personal benefit. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that “a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.” The South Carolina Business Corporation Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the South Carolina Business Corporation Act.

The board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Community pursuant to the provisions discussed above, First Community has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Our articles of incorporation provide that to the full extent that the South Carolina Business Corporation Act permits the limitation or elimination of the liability of directors or officers, our directors or officers shall not be liable to us or our shareholders for monetary damages for breach of his or her duty as a director, except that a director may be liable (a) for any breach of the director’s duty of loyalty to the Company or its shareholders, (b) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of criminal law or of any federal or state securities law, including without limitation, laws proscribing insider trading or manipulation of the market for any security, and (c) for any transaction from which the director derives any improper personal benefits.

The South Carolina Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. The Company maintains directors and officers’ liability insurance for the benefit of its directors and officers.

Item 15.  Recent Sales of Unregistered Securities.

On December 16, 2011, the Company sold 2,500 Units (the “Units”), with each Unit consisting of an 8.75% Subordinated Note, due in 2019, $1,000 principal amount (collectively, the “Notes”), and a warrant to purchase 43 shares of common stock of the Company at an exercise price equal to $5.90 per share, to certain accredited investors, including directors and executive officers of the Company, for an aggregate purchase price of $2,500,000.

The offering and sale of the Units was conducted in reliance upon an exemption from registration provided for by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 (the “Act”). No form of general solicitation or general advertising was used by the Company, or any representative of the Company, in connection with the offer or sale of the Units. No underwriters were involved in connection with this issuance of the Units. We received representations from the recipients of the securities that such recipients intended to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that such recipients were “accredited investors” as defined in Rule 501(a) under the Securities Act. Restricted security legends were affixed to the securities issued.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
2.1

Agreement and Plan of Merger between First Community Corporation and DeKalb Bankshares, Inc. dated January 19, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on January 20, 2006).

3.1

Amended and Restated Articles of Incorporation of First Community Corporation, dated November 2, 1994 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement No. 33-86258 on Form S-1).

3.2

Articles of Amendment to the Amended and Restated Articles of Incorporation of First Community Corporation establishing the terms of the Series T Preferred Stock, dated November 19, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on November 25, 2008).

3.3	Amended and Restated Bylaws of First Community Corporation, dated June 15, 2010 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed on June 21, 2010).
4.1	Provisions in the Company’s Articles of Incorporation and Bylaws defining the rights of holders of the First Community Corporation’s Common Stock (included in Exhibits 3.1, 3.2 and 3.3).
4.2

Form of Series T Preferred Stock Certificate with the United States Department of the Treasury dated November 21, 2008 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on November 25, 2008).

4.3	Warrant to Purchase up to 192,915 Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on November 25, 2008).
5.1	Opinion of Nelson Mullins Riley & Scarborough, LLP.
10.1	1996 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-KSB for the period ended December 31, 1995).+
10.2	First Community Corporation 1999 Stock Incentive Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-KSB for the period ended December 31, 1998).+
10.3	First Amendment to the First Community Corporation 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K for the period ended December 31, 2005).+
10.4	Dividend Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009).+

10.5

Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and Steve P. Sligh dated April 12, 2004 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement No. 333-116242 on Form S-4).

10.6

Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and J. Thomas Johnson dated April 12, 2004 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement No. 333-116242 on Form S-4).

10.7

Amendment No. 1 to the Employment, Consulting, and Noncompete Agreement between First Community Bank N.A., and Steve P. Sligh dated September 14, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 15, 2005).

10.8	Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 3, 2006).+
10.9

Non-Employee Director Deferred Compensation Plan approved September 30, 2006 and Form of Deferred Compensation Agreement (incorporated by reference to Exhibits 10.1 and 10.2 to the Company’s Form 8-K filed on October 4, 2006).

10.10

Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, between First Community Corporation and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 25, 2008).

10.11

Form of Waiver, executed by each of Messrs. Michael C. Crapps, David K. Proctor, J. Ted Nissen, and Joseph G. Sawyer and Ms. Robin Brown (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on November 25, 2008).+

10.12

Form of Letter Agreement, executed by each of Messrs. Michael C. Crapps, David K. Proctor, J. Ted Nissen, and Joseph G. Sawyer and Ms. Robin Brown (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on November 25, 2008).+

10.13	Employment Agreement by and between Michael C. Crapps and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 19, 2008).+
10.14	Employment Agreement by and between Joseph G. Sawyer and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on June 19, 2008).+
10.15	Employment Agreement by and between David K. Proctor and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on June 19, 2008).+
10.16	Employment Agreement by and between Robin D. Brown and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on June 19, 2008).+
10.17	Employment Agreement by and between J. Ted Nissen and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed on June 19, 2008).+
10.18	Agreement by and between First Community Bank and the Office of the Comptroller of the Currency (incorporated by reference to Exhibit 10.1 to the company’s Form 8-K filed on April 9, 2010).
10.19	Subordinated Note and Warrant Purchase Agreement, dated December 16, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 19, 2011).
10.20	Form of First Community Corporation Subordinated Note Due 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 19, 2011).
10.21	Form of First Community Corporation Warrant (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 19, 2011).
10.22	Form of Restricted Stock Agreement for Named Executive Officers dated May 15, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on May 21, 2012).+
10.23	Form of Restricted Stock Agreement for Non-Employee Directors dated May 15, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on May 21, 2012).+
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K filed on March 27, 2009).
23.1	Consent of Elliott Davis, LLC.
23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (included in Exhibit 5.1).
24.1	Power of Attorney (set forth on signature page).

*                                         To be filed by amendment.

+                                         Management contract or compensatory plan or arrangement.

Item 17.  Undertakings.

The registrant hereby undertakes:

(a)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)     to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)            to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)         That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)      each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)     each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, State of South Carolina, on July 30, 2012.

FIRST COMMUNITY CORPORATION
By:	/s/ Michael C. Crapps
Michael C. Crapps
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Crapps as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto this attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that this attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title

/s/Richard K. Bogan
Richard K. Bogan	Director

/s/ Thomas C. Brown
Thomas C. Brown	Director

/s/ Chimin J. Chao
Chimin J. Chao	Director

/s/ Michael C. Crapps
Michael C. Crapps	Director, President and Chief Executive Officer

/s/ Anita B. Easter
Anita B. Easter	Director

O. A. Ethridge	Director

/s/ George H. Fann, Jr.
George H. Fann, Jr.	Director

/s/ J. Thomas Johnson
J. Thomas Johnson	Director and Vice Chairman of the Board

/s/ W. James Kitchens, Jr.
W. James Kitchens, Jr.	Director

/s/ Alexander Snipe, Jr.
Alexander Snipe, Jr.	Director

/s/ Roderick M. Todd, Jr.
Roderick M. Todd, Jr.	Director

/s/ Loretta R. Whitehead
Loretta R. Whitehead	Director

Mitchell M. Willoughby	Director and Chairman of the Board

/s/ Joseph G. Sawyer
Joseph G. Sawyer	Chief Financial Officer and Principal Accounting Officer

Exhibit Index

5.1	Opinion of Nelson Mullins Riley & Scarborough, LLP.

23.1	Consent of Elliott Davis, LLC, independent public accountants.

23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (contained herein as part of Exhibit 5.1).

24	Power of Attorney (contained in the signature page of the registration statement).